Mail Stop 4561

August 28, 2008

J.W. Marriott, Jr.
Chairman of the Board and Chief Executive Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

> **RE: Marriott International, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 15, 2008**
> **File No. 001-13881**

Dear Mr. Marriott:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Filed March 26, 2008

Compensation Discussion and Analysis
Annual Bonuses, page 22

1. Disclosure on page 24 regarding the "Individual Plan" indicates that you set specific management objectives for the Named Executive Officers. Please tell us the specific management objectives set for each person and confirm that you will include similar disclosure in your future filings.

Annual and Supplemental Stock Awards, page 26

2. We note that the target values for annual stock awards were based in part on the external market data. Please tell us how the target values established for 2007 compared to the external market data. Provide similar disclosure in your future filings or tell us why you believe it is not required.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela McHale, Attorney, at (202) 551-3402 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director